Acquisition Agreement

China Ginseng Holdings, Inc.
Address: 64 Jie Fang Da Road, Ji Yu Building A, Room 1208
Chang Chun City, China
Legal Representative: Liu, Changzhen

Meihekou City Ginseng Company, Ltd.
Address: Jian Guo Road, Meihekou City, China
Legal Representative: Zhang, Yuxiang

This Acquisition Agreement is entered among China Ginseng Holdings, Inc. (“CGH”) and Meihekou City Ginseng Company, Ltd. (“MCGC”) after thorough consideration and negotiation:

A.	Parties of Acquisition.

CGH will acquire MCGC.

B.	Method of Acquisition.

After acquisition, MCGC will withdraw its registration as a juristic corporation and become Zhonghwa Beverage Company, Ltd. under CGH. CGH will become the juristic party. Shareholders of MCGC will be become the ones of CGH. The assets and stocks of MCGC will be merged to CGH.

C.	Evaluation of assets and verification of the stocks of the shareholders.

The assets and the number of shares of CGH is based on the data provided by company’s department of finance and department of securities and will not be reevaluated.

The assets of MCGC will be assessed by an accounting firm or the department of finance of CGH. Shareholders from MCGC will be able to hold shares half their investment amount. For example, if Mr. Zhang invested $70,000, he will be able to hold 35,000 shares of CGH. If Mr. Liu invested $230,000, he will be able to hold 115,000 shares of CGH. Withdrawing shareholders will receive CNY$0.7 refund per share sold to CGH by September. Refund will be handled by MCGC.

D.	Relationship and Management after Acquisition.

MCGC will become CGH’s subsidiary after acquisition. Management including production, finance, and human resources will be under CGH. Plans of production management and financial assessment in two years will be re-outlined after acquisition.

E.	Process.

1.	Issues regarding acquisition need to be decided through the board of directors and assembly of shareholders.

2.
Assets evaluation. Shareholders, capital stock, and asset belongingness have to be done completely and legally. No existing assets pledge, hypothecation, guarantee, leases and disputes. No existing lawsuits, arbitration and debts disputes.

3.	Changes of relating registrations need to be pursuant to the corporate laws and regulations.

4.
After this agreement is signed, a payment of CNY$600,000 for the refund to shareholders should be made to MCGC by CGH by the end of September. Based on the expenses MCGC disburse for moving and Food & Beverage Administration registration, a payment of approximately CNY$400,000 should be made to MCGC after this agreement is signed.

F.	Responsibilities of Violation.

After the Agreement is signed, party violating the Agreement has to indemnify the other for the loss during the time of acquisition and penalty of CNY $30,000.

G.	Conflict.

To the extent there is any conflict during acquisition, the two parties shall settle it by themselves or through a local arbitration agency.

H.	Addition or Modification.

The addition or modification of the Agreement should be in written form and signed by both parties. Modified agreement without authorized signatures is invalid.

I.	Four copies of the Agreement are provided. Each party holds two copies. The Agreement will be effective after being signed.

China Ginseng Holdings, Inc. Legal Representative:	Meihekou City Ginseng Company, Ltd. Legal Representative:

S/S Liu Changzhen	S/S Zhang Yuxiang